Exhibit 99.1

Form 62-103F1

Required Disclosure under the Early Warning Requirements

State if this report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Preferred Variable Voting Shares (the “PVV Shares”) of DHX Media Ltd. (the “Company”)

DHX Media Ltd.
5657 Spring Garden Road, Suite 505
Halifax, NS B3J 3R4

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

Aaron Ames (the “Offeror”)

207 Queens Quay, Suite 550

Toronto, Ontario M5J 1A7

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On November 6, 2019 the Offeror acquired ownership and control over 100,000,000 PVV Shares of the Company representing 100% of the issued and outstanding PVV Shares from the holder thereof.

2.3	State the names of any joint actors.

Not applicable.

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Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

The Offeror acquired and now owns and exercises control over 100,000,000 PVV Shares, representing 100% of the outstanding PVV Shares.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See response to item 3.1.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

The Offeror held no PVV Shares immediately before the acquisition, and now owns 100% of the outstanding PVV Shares.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

100,000,000 PVV Shares.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

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3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

The PVV Shares were acquired for $0.00000001 per share, or $1.00 in total.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

The Offeror acquired the PVV Shares for $0.00000001 per share, or $1.00 in total, in cash.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

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Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

The PVV Shares were instituted and are maintained in order to ensure compliance with Canadian ownership and control requirements under rules and regulations applicable to the Company and its businesses. In accordance with the PVV Shareholders Agreement (as defined below), the board of directors of the Company (the “Board”) restricts ownership of the PVV Shares to an officer of the Company who is a resident Canadian. The PVV Shares were previously held by the CEO of the Company. Following the replacement of the CEO of the Company with a person who is not a resident Canadian, the acquisition of the PVV Shares described in this report was effected to comply with the requirement under the PVV Shareholders Agreement that the holder of the PVV Shares be an officer of the Company who is a resident Canadian. The Offeror is the CFO of the Company and is a resident Canadian.

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Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

The PVV Shares were acquired pursuant to a private agreement to acquire the PVV Shares for $0.00000001 per share paid in cash. Upon acquisition of the PVV Shares, the Offeror became party to the existing shareholders agreement with the Company in respect of the PVV Shares (the “PVV Shareholders Agreement”), pursuant to which the Offeror (i) agreed not to transfer the PVV Shares, in whole or in part, except with prior written approval of the Board, (ii) granted the Company the unilateral right to compel the transfer of the PVV Shares, in whole or in part, to a person designated by the Board and (iii) granted the Company a power of attorney to effect any transfers contemplated by the PVV Shareholders Agreement. The Board will not approve or compel a transfer without first obtaining the approval of the Toronto Stock Exchange (the “TSX”), and the PVV Shareholders Agreement cannot be amended, waived or terminated unless approved by the TSX.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

The purchase was made from one vendor under the private agreement exemption from formal bid requirements. Consideration paid, including fees and commissions, was less than 115 percent of the value of the PVV Shares.

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Item 9 – Certification

The acquiror must certify that the information in this report is true and complete in every respect. In the case of an agent, the certification is based on the agent’s best knowledge, information and belief but the acquiror is still responsible for ensuring that the information filed by the agent is true and complete.

This report must be signed by each person on whose behalf the report is filed or his or her authorized representative.

It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

The certificate must state the following:

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

11th day of November, 2019

Date

(Signed) Aaron Ames

Signature

Aaron Ames

Name/Title

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